Exhibit 12.1

CMS ENERGY CORPORATION

Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends

	In Millions, Except Ratios
	Nine Months
	Ended	Year Ended December 31
	September 30, 2014	2013	2012	2011	2010	2009
Earnings as defined[1]
Pretax income from continuing operations	$577	$756	$622	$606	$590	$335
Exclude equity basis subsidiaries	(2)	(2)	(7)	(1)	(2)	2
Fixed charges as defined[2]	322	423	414	437	449	456
Earnings as defined[2]	$897	$1,177	$1,029	$1,042	$1,037	$793
Fixed charges as defined[1]
Interest on long-term debt	$294	$385	$372	$396	$394	$383
Estimated interest portion of lease rental	16	21	21	18	16	17
Other interest charges	13	18	23	25	42	58
Fixed charges as defined[2]	323	424	416	439	452	458
Preferred dividends	-	-	-	-	13	17
Combined fixed charges and preferred dividends	$323	$424	$416	$439	$465	$475
Ratio of earnings to fixed charges	2.78	2.78	2.47	2.37	2.29	1.73
Ratio of earnings to combined fixed charges and preferred dividends	2.78	2.78	2.47	2.37	2.23	1.67

NOTES:

1 Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

2  Preferred dividends of a consolidated subsidiary are included in fixed charges, but excluded from earnings as defined because the amount was not deducted in arriving at pretax income from continuing operations.